UNITED STATES SECURITIES AND EXCHANGE COMMISSION
...49

BB 6/22

07006287

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Pursua... ...d Dealers ...ge Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-44764

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY Hamilton Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus (City) OH (State) 43219 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name)*

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 30 2007
WASH. D.C. 210 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 6/22

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Hamilton Distributors, Inc. as of March 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 8-20-2011

Notary Public

Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Hamilton Distributors, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information

March 31, 2007

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Index
March 31, 2007

Page(s)



PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors and Stockholder of
BNY Hamilton Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of BNY Hamilton Distributors, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at March 31, 2007, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 29, 2007

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
March 31, 2007

Assets		
Cash	$	380,905
Distribution fees receivable		371,090
Receivable from affiliates, net		63,966
Prepaid expenses		41,998
Other receivables		96,436
Total assets	$	954,395
Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	382,342
Other accrued expenses		35,630
Total liabilities		417,972
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized, 25 shares issued and outstanding		25
Capital in excess of par value		471,748
Retained earnings		64,650
Total stockholder's equity		536,423
Total liabilities and stockholder's equity	$	954,395

The accompanying notes are an integral part of these financial statements.

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Income
Year Ended March 31, 2007

Revenues	
Distribution fees	$ 4,648,425
Commissions	10,019
Wholesale service fees	293,777
Base distribution fees	137,000
License and fee rebill	19,064
Total revenues	5,108,285
Expenses	
Distribution expense	4,648,425
Administrative service fee to affiliate	61,550
Telewholesale payroll allocation	254,710
Professional fees	26,152
Licenses and fees	27,237
Intangibles tax	6,186
Other expenses	2,950
Total expenses	5,027,210
Income before income tax expense	81,075
Income tax expense	29,682
Net income	$ 51,393

The accompanying notes are an integral part of these financial statements.

BNY Hamilton Distributors, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2007

	Common Stock	Capital in Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2006	$ 25	$ 471,748	$ 13,257	$ 485,030
Net income	-	-	51,393	51,393
Balance at March 31, 2007	$ 25	$ 471,748	$ 64,650	$ 536,423

The accompanying notes are an integral part of these financial statements.

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended March 31, 2007

Cash flows from operating activities		
Net income	$	51,393
Adjustments to reconcile net income to net cash used in operating activities		
Increase in distribution fees receivable		(13,230)
Increase in receivable from affiliates, net		(45,456)
Increase in prepaid expenses		(32,497)
Increase in other receivables		(93,436)
Increase in distribution fees payable		24,464
Decrease in accrued professional fees		(35,000)
Increase in other accrued expenses		27,767
Net cash used in operating activities		(115,995)
Net change in cash		(115,995)
Cash		
Beginning of year		496,900
End of year	$	380,905
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$	483

The accompanying notes are an integral part of these financial statements.

1. Organization

BNY Hamilton Distributors, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and underwriter of the BNY Hamilton Funds (the "Funds") and the Ivy Multi-Strategy Hedge Fund LLC (the "Ivy Funds"). As a result, substantially all of the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Wholesale service fees are payments made by the Funds' investment advisor in accordance with the Agreement. The fees compensate the distributor for wholesaling activities performed on behalf of the Fund. The telewholesale payroll allocation expense consists of the personnel expenditures incurred by affiliates of the Company and allocated back to the Company for performing the service.

Base distribution fees are fees earned from the Funds' and the Ivy Funds' investment advisers for providing ongoing management and oversight of distributor activities. The Ivy Funds' fees are earned monthly and billed quarterly. The Funds' fees are billed and earned monthly. The fees contain a fixed component plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

As distributor for the Ivy Funds, the Company receives payments from the fund to reimburse it for payments made to brokers, dealers and certain financial institutions that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers (the "Investor Servicing Fee"). The Company records the receipt and payment of the fee net. For the year, the company received from the fund and paid to the servicing groups $523,851.

Distribution Expense
Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Fund's shares that generated the distribution fees pursuant to the Agreement.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates adjusted for the effect of any temporary differences of the Company. There are no state income taxes payable by the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Related-Party Transactions

During the year ended March 31, 2007, BISYS and certain of its subsidiaries provided various services to the Company, such as collecting and paying agent, use of office facilities, equipment, personnel and other administrative services. The Company is charged an administrative service fee for these services designed to cover the costs of providing such services. The monthly amount charged to the Company increased effective July 1, 2006 and amounted to $61,550 for the year ended March 31, 2007. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2007, the Company had net capital under the Rule of $334,023 which was $306,158 in excess of its minimum required net capital of $27,865. The Company's ratio of aggregate indebtedness to net capital at March 31, 2007 was 1.25 to 1.

5. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an Agreement with the Funds under which it provides distribution services. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Fund shares and 12b-1 fees paid by the Funds for shares which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Company has a Distributor Services Agreement with the Funds' and the Ivy Funds' investment advisors for which the Company provides ongoing management and oversight of distributor activities. This revenue is realized as base distribution fees. The agreement contains a fixed annual fee plus a variable portion if additional services are provided. The agreement continues in effect until terminated by either party.

The Company has an agreement with the Funds' investment advisor, an unaffiliated third party, to provide wholesale services. The fees compensate the distributor for wholesale activities performed on behalf of the Fund. The fee is a variable amount that is billed and earned monthly. The Agreement continues in effect until terminated by either party.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Subsequent Events

On May 2, 2007, BISYS announced that it has entered into an agreement under which Citibank N.A. would acquire all of its outstanding shares. The transaction is expected to close in the second half of 2007 and is subject to BISYS shareholder approval and to regulatory approvals in the United States, Ireland and Bermuda.



SUPPLEMENTARY INFORMATION

BNY Hamilton Distributors, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Schedule I - Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

March 31, 2007

Total stockholder's equity from statement of financial condition			$	536,423
Deductions for nonallowable assets				
Receivable from affiliates, net	$	63,966		
Prepaid expenses		41,998		
Other receivable		96,436		202,400
Net capital				334,023
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)				27,865
Excess net capital			$	306,158
Total aggregate indebtedness			$	417,972
Percentage of aggregate indebtedness to net capital				125%

There are no material differences between the computation above and the computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of March 31, 2007.

BNY Hamilton Distributors, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Schedule II – Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
March 31, 2007

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
BNY Hamilton Distributors, Inc.

In planning and performing our audit of the financial statements of BNY Hamilton Distributors, Inc. (a wholly owned subsidiary of the BISYS Group, Inc.) (the "Company") as of and for the year ended March 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to



permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 29, 2007

END